Exhibit 5.01

August 10, 2009

SCANA Corporation
1426 Main Street
Columbia, SC 29201

Ladies and Gentlemen:

As General Counsel of SCANA Corporation, a South Carolina corporation (the “Company”), I have acted as counsel to the Company in connection with the registration statement on Form S-8 (the “Registration Statement”) being filed with the Securities and Exchange Commission (the “Commission”) for the registration under the Securities Act of 1933, as amended (the “Securities Act”), of the offer and sale of up to 5,000,000 shares of the Company’s common stock, without par value (the “Shares”), which may be issued by the Company pursuant to the SCANA Corporation Stock Purchase-Savings Plan (the “Plan”).

I have participated in the preparation of the Registration Statement and am familiar with all other proceedings of the Company in connection with the Plan and the proposed issuance of the Shares thereunder.  I have also made such further investigation as I have deemed pertinent and necessary as a basis for this opinion.

Based upon the foregoing, I advise you that, upon (a) the Registration Statement’s becoming effective; (b) the issuance of the Shares in accordance with the terms of the Plan; (c) the due execution, registration and countersignature of the certificates for the Shares; and (d) the delivery of the Shares to the purchasers thereof against receipt of the purchase price therefor; in my opinion the Shares will have been duly authorized and legally and validly issued and will be fully paid and nonassessable.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement.  In giving the foregoing consent, I do not admit that I am in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Very truly yours,

/s/ Ronald T. Lindsay
Ronald T. Lindsay
Senior Vice President, General Counsel
and Assistant Secretary